Exhibit 3.1

Amendments to Acura Bylaws adopted on May 11, 2018

[Deletions struck out and insertions underlined]

RESOLVED, that Article II, Section 4 of the Bylaws of the Corporation is replaced and amended as follows:

“~~A majority~~ One-third of the Board of Directors at a meeting duly assembled shall be necessary to constitute a quorum for the transaction of business and the act of a majority of the directors present at such meeting shall be the act of the Board of Directors.”

RESOLVED, that Article II, Section 2 of the Bylaws of the Corporation is replaced and amended as follows:

Number: The number of directors of the Corporation shall be not less than three nor more than eleven as fixed from time to time by the Board of Directors, provided (i) that, as of May 11, 2018 it shall be five, and (ii) that if, on or after May 11, 2018, there are two or more vacancies on the Board of Directors, then the number of directors of the Corporation shall be three, unless in the case of (i) and (ii) otherwise fixed by the Board of Directors in accordance with the Certificate of Incorporation, these By-laws and New York law.